EXHIBIT 2.1

AGREEMENT

between

1. IMCO Recycling Holding B.V. (“IMCO Holding”),

2. VAW-IMCO Guss und Recycling GmbH (“Company”)

- on the one side -

and

3. Hydro Aluminium Deutschland GmbH (“HAD”) prior to 17 June 2002 acting under the company name of VAW aluminium AG), Ettore-Bugatti-Stra(beta)e 6-14, 51149 Koln, Deutschland

- on the other side -

IMCO Holding and HAD are hereinafter also sometimes referred collectively as the “Shareholders” and the term “Parties” shall mean IMCO Holding, the Company and HAD.

WHEREAS, IMCO Recycling Inc. (“IMCO”) and HAD on 3 April 1996 concluded a Joint Venture Agreement resulting in the formation of the Company pursuant to the Articles of Association that was attached to the Joint Venture Agreement as Exhibit 2. Upon formation, HAD and IMCO each had one-half (50%) ownership of the shares in the Company. IMCO transferred all of its shares in the Company to IMCO Holding. In addition to the Joint Venture Agreement and the Articles of Association, a number of other agreements exist between the Company and HAD.

LEGEND:

*	Material has been omitted pursuant to a request for confidential treatment. The material has been filed separately with the Securities and Exchange Commision.

WHEREAS, on 15 March 2002 Norsk Hydro acquired a one hundred percent (100%) participation in HAD. Subsequent to this acquisition, during the Shareholders meeting held on 10 June 2002, it was resolved by the votes cast by IMCO Holding that the Company would redeem a partial share of HAD’s shareholdings in the Company in the nominal amount of (euro) 5,114,500.00 according to § 6 para. (1), (2) and (4) of the Articles of Association. It was further resolved that the remaining part of HAD’s shareholdings in the Company in the nominal amount of (euro) 500.00 would be transferred to IMCO Holding according to § 6 para. (2) of the Articles of Association. By letter of the same day, the redemption was declared by the Company’s management pursuant to § 6 para. of the Articles of Association.

WHEREAS, in accordance with § 9 of the Articles of Association, the withdrawing (outgoing) shareholder shall receive the value of its shareholdings as compensation (hereinafter the “Compensation Value”). The Compensation Value is to be determined on the basis of the Company’s earning capacity value (“Ertragswertmethode”) pursuant to Stellungnahme HFA 2/83 of the Institut der Wirtschaftsprufer. In accordance with this § 9, each of the Shareholders had an auditing firm submit a valuation opinion of the Company under HFA 2/83. Pursuant to the letter of *, their valuation opinion is subject to amendment and supplementation with regard to claims mentioned in * this Agreement. Due to the fact that between the valuation opinion of IMCO Holding’s auditor and the valuation opinion of HAD’s auditor (being subject to amendment and supplementation) there was a difference in value of approximately (euro) * another auditing firm, Fasselt & Partner (the “Schiedsgutachter”) was appointed in accordance with the Articles of Association and contractual agreements between the Parties to issue an auditor opinion with binding effect (“Schiedsgutachten”). A dispute exists between the Parties whether the auditor opinion to be issued by the Schiedsgutachter must consider possible * claims and possible other claims by IMCO and the Parties 1-2 against HAD or companies affiliated with HAD in the meaning of § 15 German Stock Corporation Act (verbundene Unternehmen im Sinne des §15 des deutschen AktG) (hereinafter referred to as “HAD Affiliate”). The Shareholders made the appointment with an engagement letter dated 16 July 2002 (hereinafter the “Schiedsgutachterverfahren”). On 30 September 2002, in the course of a meeting which was attended by representatives of all of the Parties, the Schiedsgutachter presented the preliminary results of its work and then in October, 2002, issued a preliminary valuation opinion that calculates the value of the Company as (euro) 60,815,000.00 on 01 April 2002, the effective date of the valuation and hereinafter referred to as the “Valuation Date”. Accordingly, the Compensation Value would be (euro) 30,407,500.00. Due to the dispute between the Parties on the handling of the possible * claims against HAD in the valuation procedure, as of now, the Schiedsgutachter has not submitted its final valuation opinion.

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********************************************************* But a substantiated assertion of claims has not yet occurred. To the extent relevant, HAD expressed its opinion to the various questions and allegations, including the requests for information and has denied the existance of any claims. There is an outstanding dispute with HAD as to whether or not claims for the periods prior to May 15, 2003 can be successfully brought against HAD and/or HAD Affiliates for * that would be payable to the Company (referred to as Anspruche auf Schadensersatz in Geld under German Law and hereinafter referred to as “Past * Claims”). More specifically for purposes of this Agreement, Past * Claims shall mean those claims for which the cause of action (schadensbegrundendes Ereignis) arises prior to May 15, 2003. Claims for which the cause of action arises after May 14, 2003 shall not be Past * Claims and will not be subject to this Agreement. If the * that occur (eintreten) after May 14, 2003 are caused by an event taking place before May 15, 2003, the amount of the * occurring between May 14, 2003 and the earliest date that HAD or HAD Affiliates could/could have prevent(ed) the occurrence of further * shall be treated as Past * Claims. HAD has denied the existence of the Past * Claims. It is an open issue whether the alleged claims will be dealt with by a negotiated settlement, arbitration or in court. Moreover, it remains open as to which of the Parties 1-2 (and/or IMCO) will further pursue the Past * Claims.

WHEREAS, the Parties have agreed that it is in their best interest (1) to agree to (euro) 30,407,500.00 as the Compensation Value to be paid to HAD with binding effect and (2) to further limit HAD’s obligation, if any, to pay compensation to the Company for Past * Claims in a manner taking into consideration HAD’s 50% shareholding in the Company.

NOW THEREFORE, on the basis of the aforesaid, it is agreed as follows:

1.	The Compensation Value shall hereby be established on the basis of a (euro) 60,815,000.00 valuation of the Company. As a result, the Parties hereby agree and fix the Compensation Value pursuant to § 9 (3) of the Articles of Association in the amount of (euro) 30,407,500.00. This Compensation Value is fixed for all purposes as a result of a free and final agreement between the Parties. The Parties, insofar as legally permissible, hereby exclude each and any form of revision, adjustment, contestation, adaptation or replacement whether by means of judicial proceedings or legal proceedings out of court; in particular a contestation on the basis of misapprehension or for other reasons including a contestation according to § 318 of the German Civil Code (§ 318 des deutschen BGB), an adaptation on the basis of frustration of contract (Anpassung wegen Wegfalls oder wesentlicher Veranderung der Geschaftsgrundlage) and an assertion of an obvious incorrectness of the determination and a request for a determination by the court according to § 319 of the German Civil Code (Geltendmachung der offenbaren Unrichtigkeit und Antrag nach § 319 BGB) shall be excluded. The redemption of the shareholdings of HAD shall become effective upon full payment of the Compensation Value plus interest to HAD.

2.	With the exception of the first installment, the remaining installments shall bear interest and shall be paid to HAD in accordance with § 9 of the Articles of Association. The first installment shall bear interest only as calculated in accordance with § 9 of the Articles of Association until the date of payment and be due and payable within three banking days after the signing of this Agreement by all of the Parties. Any rights of retention or set-off with regard to the payment of installments of the Compensation Value due are subject to the limits prescribed in the subsequent paragraph 3.

3.	In the event HAD or any HAD Affiliate is obliged to compensate the Company for Past * Claims (hereinafter referred to as “* Compensation” insofar as they have been established by means of a non-appealable decision or by means of a legally binding agreement/including acknowledgement), HAD and/or the HAD Affiliate owes the * Compensation to the Company under the following provisions:

The Company shall put HAD in the position HAD would have been in if, at the moment of the establishment and payment of the * Compensation, HAD was still a shareholder of the Company with a 50% share in the Company’s profits and would have, therefore, obtained 50% of the * Compensation back as dividend distribution (after deducting all taxes).

To achieve the desired result, immediately after a non-appealable decision has become enforceable or a legally binding agreement including acknowledgement establishing the * Compensation has been executed the following actions will be taken:

a)	The respective debtor (HAD and/or HAD Affiliate) shall pay 50% of the * Compensation and HAD shall provide security by way of a bank guaranty at first demand. The amount to be covered by the bank guarantee shall be referred to in this Agreement as the “Difference Amount” calculated as follows: 50% of the * Compensation minus the Reduction Amount (as determined under the formula set forth in the next paragraph) plus withholding tax (Kapitalertragsteuer, calculated on the basis of the Reduction Amount minus Kapitalertragsteuer; payment of such amount is due upon delivery (Zug um Zug) of the respective tax audit note, the Steuerbescheinigung according to § 45 a para 2 (EstG)).

b)	The Reduction Amount shall be calculated under the following formula:

Reduction Amount = (0.5x[A-B]).

A = 100% of * Compensation.

B = All taxes that would be payable by the Company on the level of the Company (Gewerbesteuer, Korperschaftsteuer, Solidaritatszuschlag) assuming for purposes of this calculation that the tax would be imposed on the * Compensation as if it was fully taxable at the statutory rate, all such taxes hereinafter referred to as the “Corporate Taxes”.

c)	The Difference Amount shall be determined by KPMG or any other reputable auditing firm on which the parties may agree as expert adjudicator (“Adjudicator”) whose decisions on any matter involving the Difference Amount will have binding effect for the Parties. Insofar as legally permissible any appeal against any decision of the Adjudicator is excluded.

d)	The Adjudicator shall arrange for obtaining any opinion of the relevant tax authority regarding the tax treatment of the Reduction Amount that HAD and/or HAD affiliates shall not pay to the Company under participation of HAD and the Company.

In case the relevant tax authority declares that the Company will be subject to tax on the Reduction Amount, HAD will immediately pay the Difference Amount. The Difference Amount shall be payable in any case at the latest after the expiration of a two months period starting after the Adjudicator has contacted the relevant tax authority, unless the tax authority, within such period, has communicated its opinion that the Reduction Amount is not taxable at the level of the Company. In case the Difference Amount has been paid to the Company but the relevant tax authority declares subsequently that the Reduction Amount is not taxable, the Company shall reimburse the Difference Amount to HAD.

Notwithstanding anything else to the contrary in this Agreement, if the Difference Amount has not been paid to the Company by HAD (or if paid to the Company but then later the Company has reimbursed HAD), HAD shall immediately pay to the Company the Difference Amount if and when the relevant tax authority considers the Reduction Amount to be taxable e.g. as the result of a subsequent tax audit.

Any payment of the Difference Amount is to be effected by HAD against return (Zug um Zug) of the bank guaranty provided, however, HAD agrees to reinstate the bank guaranty if and when the Company is required to reimburse HAD for the Difference Amount. Further, in the case the Difference Amount does not become due or is reimbursed to HAD after the expiration of a two months period starting after the Adjudicator has contacted the relevant tax authority, HAD is entitled to the return of the bank guaranty by the Company against delivery (Zug um Zug) of an equivalent guaranty issued by Norsk Hydor ASA and/or Hydro Aluminium a.s.

HAD on behalf of itself and the HAD Affiliates does hereby irrevocably, absolutely and unconditionally release all the rights and claims for profit distribution HAD (and/or the HAD Affiliates) have had, now have, or may hereafter have (as a shareholder of the Company or otherwise) against the Company with respect to 50% of the * Compensation, the Kapitalertragsteuer and the Reduction Amount.

The Company is not entitled to withhold dividends or installments to be paid or declare set-off against the Compensation Value with respect to Past * Claims unless HAD’s obligation to effect * Compensation has been established pursuant to sentence 1 of the first paragraph of this paragraph 3. The first installment against the Compensation Value, however, shall be paid in any case. In this respect the Company and/or IMCO Holding will not declare set-off or exercise any withholding rights.

The foregoing provisions of this paragraph 3. shall apply mutatis mutandis if and to the extent IMCO and/or IMCO Holding should assert damages of the Company for payment to the Company against HAD or HAD Affiliates.

Under waiver by Imco Holding and HAD as to all formalities for the calling and conduct of a shareholders’ meeting of the Company IMCO Holding, acting as the only shareholder of the Company with voting rights, herewith expressly resolves to approve of the rules and procedure as provided in this paragraph 3. and irrevocably instructs the managing directors of the Company accordingly to implement such rules and procedure.

This paragraph 3. shall have no effect on determination and calculation of the amount of the Past * Claims (if any) and of the * Compensation (if any) to be established as described in the first sentence of the first paragraph of this paragraph 3. and, except as agreed to in this paragraph 3., the amounts so calculated shall not be reduced due to HAD’s position as a shareholder of the Company. HAD and HAD Affiliates agree that the benefits they receive from this paragraph 3. will only arise after establishing of the * Compensation.

HAD agrees that it will indemnify and hold harmless the Company to the fullest extent that is lawful, from and against any assessments, losses, penalties, fines, costs,

attorney fees, costs, expenses, claims or proceedings (civil or criminal) related to or arising out of any and all issues concerning or relating in any way to the Difference Amount, the Reduction Amount and/or the Kapitalertragsteuer. However, the costs and expenses of the Adjudicator are to be borne in equal parts by IMCO Holding and the Company on the one side and HAD on the other side.

4.	The Parties agree and declare the Schiedsgutachterverfahren to be terminated. They release the Schiedsgutachter from all further performance obligations with the exception of the obligations to confidentiality. They hereby authorize the Company to inform the Schiedsgutachter about this Agreement. The remuneration to be granted to the Schiedsgutachter shall be borne by the Shareholders in equal shares (each 50%).

5.	Neither this Agreement nor the circumstances leading to its execution shall be deemed to be an acknowledgment by any Party that, as of the effective date hereof, any damage claim or defense was or is meritorious or that any damage claim was or was not barred by any statute of limitations or other time-related defense.

6.	This Agreement shall not revive any statute of limitations that has expired prior to the effective date hereof, shall have no effect upon any Past * Claims and the assertion of any Past * Claims or of any provisional or other remedies in connection with the Past * Claims, and shall have no effect upon any defense, whether based on any period of limitations or doctrine of laches, waiver, estoppel, or otherwise, that was available to any Party prior to the effective date of this Agreement.

7.	This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement and shall become effective and binding on all the Parties when it has been executed by all of the Parties.

8.	This Agreement is a complete and final statement of the agreements of the Parties with respect to matters it deals with. The Parties agree that this Agreement is entered into and executed without reliance on any statement or representation of any kind or character that is not expressly set forth in this Agreement and only the representation or promises expressly set forth herein have been made to induce any Party to enter into this Agreement. No prior or contemporaneous negotiations, promises, agreement, covenants, or representations of any kind or nature whether made orally or in writing, have been made by the Parties, or any of them, in negotiations leading to this Agreement or relating to the subject matter hereof, which are not expressly contained herein, or which have not become merged and finally integrated into this Agreement.

9.	This Agreement including this provision, may be modified, amended, or supplemented only in a writing that makes specific reference to this Agreement and is signed by representatives of all of the Parties hereto. No conditions of any kind or nature exist to prevent the legal effectiveness of this Agreement, which shall be in full force and effect immediately upon the execution and delivery by the Parties hereto.

10.	Each Party will, at the expense of the other Party, furnish, execute and deliver such instruments, documents, certificates, notices or other further assurances as the other Party may reasonably require as necessary or appropriate to effect the purposes of this Agreement or to confirm the rights created or arising hereunder.

11.	IMCO Holding in its position as a shareholder of the Company, will not take any resolution having an adverse effect on the feasibility and performance of paragraph 3. of this Agreement.

12.	Unless the context otherwise clearly indicates, words used in the singular include the plural, the plural includes the singular, the masculine includes the feminine and vice versa and ‘it” shall include “he” or “she” or vice versa.

13.	Except as otherwise noted in this Agreement, nothing in this Agreement is intended or should be construed to create any rights or obligations on behalf of any person not a Party hereto, except for each Party’s legal successors or assigns. The Company may not assign or otherwise transfer totally or in part Past * Claims and/or claims to * Compensation without the prior approval of HAD which shall not be unreasonably withheld.

14.	This Agreement, and the rights and obligations of the Parties hereto, shall be governed by and construed in accordance with the laws of the Federal Republic of Germany without regard to the principles of conflict of laws. The exclusive forum for any dispute or litigation of whatever nature arising out of or in connection with this Agreement shall be the Landgericht Dusseldorf.

15.	No failure on the part of any Party to this Agreement to exercise or delay, on its part, exercising, any right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy. Further, in order for there to be a waiver of any term, provision or condition of this Agreement, including this provision, the waiver must be evidenced by a written document duly executed by the waiving Party in which case there will only be a waiver to the extent therein set forth.

16.	The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision hereof shall not affect the validity and enforceability of the other provisions hereof unless the invalidity or unenforceability of the said provision would substantially impair the benefits to any Party of the remaining provisions of this Agreement. If any provision of this Agreement, or the application thereof to any person or entity or any circumstances, is invalid or unenforceable and the invalidity or unenforceability of the said provision does not substantially impair the benefits to any Party of the remaining provisions of this Agreement: (i) a suitable and equitable provision shall be substituted therefore in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid and unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Koln, 2003	Grevenbroich, 2003

/s/ Paul V. Dufour

IMCO Recycling Holding B.V.

/s/

VAW-IMCO Guss und Recycling GmbH

/s/

Hydro Aluminium Deutschland GmbH